Exhibit 12.01

SOUTHWEST GAS HOLDINGS, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	For the Twelve Months Ended
	Mar 31,	December 31,
	2017	2016	2015	2014	2013	2012
1. Fixed charges:
A) Interest expense	$74,027	$73,000	$71,661	$71,234	$62,958	$67,148
B) Amortization	1,798	1,835	1,884	2,063	2,002	2,001
C) Interest portion of rentals	19,755	19,438	16,678	11,802	11,809	10,605

Total fixed charges	$95,580	$94,273	$90,223	$85,099	$76,769	$79,754

2. Earnings (as defined):
D) Pretax income from continuing operations	$218,070	$231,523	$219,332	$219,521	$222,815	$207,915
Fixed Charges (1. above)	95,580	94,273	90,223	85,099	76,769	79,754

Total earnings as defined	$313,650	$325,796	$309,555	$304,620	$299,584	$287,669

	3.28	3.46	3.43	3.58	3.90	3.61